UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-35245

SRC ENERGY INC.

(Exact name of registrant as specified in its charter)

1675 Broadway, Suite 2600

Denver, Colorado 80202

(720) 616-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock $.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Explanatory Note: On January 14, 2020, SRC Energy Inc. (“SRC”) merged with and into PDC Energy, Inc. (“PDC”), with PDC continuing as the surviving corporation pursuant to that certain Agreement and Plan of Merger, dated as of August 25, 2019, by and between PDC and SRC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, PDC Energy, Inc., as successor by merger to SRC Energy Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PDC ENERGY, INC. (as successor by merger to SRC Energy Inc.)

Date:	January 27, 2020	By:	/s/ Nicole L. Martinet
		Name:	Nicole L. Martinet
		Title:	General Counsel, Senior Vice President and Corporate Secretary